February 14, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Gafisa S.A. (“Gafisa”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on March 10, 2010
File No. 001-33356

Dear Mr. Decker:

Set forth below is Gafisa’s response to your letter dated November 23, 2010 relating to Gafisa’s Form 20-F for the year ended December 31, 2009 (the “Form 20-F”).  To assist in the Staff’s review, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future fillings. Some of our comments refer to US GAAP literature. If your accounting under Brazilian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

The Company acknowledges the Staff’s comment and intends to provide in future filings additional disclosures or revisions, as appropriate and as set forth below.

In addressing this comment, the Company would like to highlight that Brazil is converging its accounting standards to IFRS, with Brazilian public companies being required to report under IFRS with the local regulator for the year ended December 31, 2010 (January 1, 2009 transition date).    Brazilian GAAP will however, continue to exist.  Public companies will be required to present their consolidated financial statements with the local regulator as prepared in accordance with IFRS and also Brazilian GAAP (a dual compliance statement is currently being sought by the

Mr. Rufus Decker	2	February 14, 2011

regulator).  However, continued discussions are underway between the local regulator, construction contractors, auditors and others in the Brazilian market regarding the appropriate accounting for construction revenues under IFRC 15, and ultimately whether the form of IFRS reported by Brazilian public companies will be “as issued by the IASB”, or a divergent standard endorsed by the local regulator.   Thus, the Company is still evaluating whether its future filings (specifically including its Form 20-F for the fiscal year ended December 31, 2010) will include consolidated financial statements prepared under IFRS (as issued by the IASB) or under a non-converged Brazilian GAAP reconciled to US GAAP, similar to what was presented in prior years.    The responses and draft disclosures set forth below currently contemplate the latter approach but is subject to change prior to the filing of our next Form 20-F.

Item 3 – Information on the Company
Overview of Residential Buildings, page 25

2.
We note from your tables beginning on page 25 that you have some projects that were completed in 2009 or prior but still have a significant number of units sold. For example, Arsenal Life was completed in 2008 but none of the 481 units available were sold as of December 31, 2009. We note from your disclosure on page 62 that selling expenses increased in 2009 due to increased marketing efforts on unsold finished units. We also note per page 57 that your sales of units launched during prior years were 60% of total sales during 2009 as compared to 39% in 2008 and 30% in 2007. Please quantify for us the number of projects completed in 2009 or prior where the number of units sold as of December 31, 2009 was less than 90%. For each of those projects, quantify the number of units unsold, the sales value of those units, and the total number of completed units associated with the project (sold or unsold) as of December 31, 2009. Please also tell us how you evaluate these units for possible impairment under both Brazilian and U.S.GAAP.

The Company  informs the Staff that it has identified a typographical error on the percentage of units sold as of December 31, 2009 for the Arsenal Life development.   The correct percentage of units sold as of December 31, 2009 is 98.4%, with 8 units unsold out of a total of 481 units for this development.  Additionally, the Company has identified typographical errors related to the percentage of units sold as of December 31, 2009 for other developments, specifically:

Project	Year completed	Percentage of units sold disclosed in Form 20-F	Actual percentage of units sold as of December 31, 2009
Bairro Novo Phase 3	2010	-%	99.6%
Cotia – Phase 4 – Stages 1 and 2	2010	-%	78.8%
Residencial Monaco	2012	-%	100%
Residential Monte Cristo I	2010	-%	6%
Fit Coqueiro	2010	-%	97.9%
Fit Mirante do Lago	2011	-%	32.2%
Novo Jockey 1	2010	-%	100%
Novo Jockey 2	2011	-%	100%
Residencial Trabalhador	2008	-%	100%
Camacari Ville	2011	-%	97.0%

Mr. Rufus Decker	3	February 14, 2011

The Company intends to thoroughly check units sold percentage disclosures presented in its future filings, and also to the extent that these previous 2009 disclosures are required in any future filings, they will be corrected as indicated above.

As requested by the Staff, the table below discloses the projects that were completed in 2009, or in prior years, where the number of units sold as of December 31, 2009 was less than 90%. For each of the projects listed below, the Company has quantified the number of units unsold, the sales value of units unsold and the total number of completed units associated with each project:

Project	Percentage of units sold	Units unsold	Sales value of units unsold in reais	Total number of units
Belle Vue	86.3%	2	R$1,332,000 (R$666,000 each)	18
Espacio Laguna	89.0%	9	R$5,337,000 (R$593,000 each)	80
Quinta Imperial	88.4%	15	R$2,280,000 (R$152,000 each)	128
Alphaville Gravatai	83%	111	R$5,391,000 (R48,000 each)	654
Residencial Valencia	74.7%	28	R$ 2,443,000 (R$ 86,000 each)	112
Jardim Ipitanga Life	80.0%	16	R$ 1,049,000 (R$ 66,000 each)	80
Residencial Portal de Valença Garden	22.1%	109	R$ 3,143,000 (R$ 64,000 each)	140
Residencial Bartolomeu de Gusmão	79.0%	18	R$ 1,048,000 (R$ 58,000 each)	80
Residencial Vale do Sol	16.3%	67	R$ 3,121,000 (R$ 47,000 each)	80
Residencial Vitória Régia	48.4%	33	R$ 1,504,000 (R$ 46,000 each)	64

The development Residencial Portal de Valenca Garden is 54.8% completed at December 31, 2009 yet only 22.1% of the units have been sold. The larger  percentage of unsold units is primarily attributable to the location of this development in a relatively new real estate development area.   In order to increase  market penetration in this new area, the construction process of this development was accelerated.

The development Residencial Vale do Sol is 90.7% completed at December 31, 2009 yet only 16.3% of the units have been sold.   The larger percentage of unsold units is primarily attributable to its construction using dry-wall technology for which it is not possible for a customer to obtain third party financing from a Brazilian financial institution. Recently, the Company has been offering financing to select customers of up 220 months in an effort to increase sales of such units.   To this end,  its sales velocity has reached 92.7%.

The development Residencial Vitoria Regia is 100% completed at December 31, 2009 yet only 48.4% of the units have been sold.   The larger percentage of unsold units is primarily attributable to its construction using dry-wall technology for which it is not possible for a customer to obtain third party financing from a Brazilian financial institution. Recently, the Company has been offering financing to select customers of

Mr. Rufus Decker	4	February 14, 2011

up 220 months in an effort to increase sales of such units.   To this end, its sales velocity has reached 83.3%.

Under Brazilian GAAP, the Company evaluated potential impairment of its properties held for sale as of December 31, 2009.   Those properties are recorded at the cost of construction with no revenue having been recognized in the consolidated financial statements for the units as they are unsold.  The Company determined that the carrying value of such units do not exceed their net realizable value by comparing the cost with the estimated undiscounted cash flows expected from the sales of the  completed units.   The same criterion was applied to all types of development, irrespective of segment, geographic location or stage of completion.

For US GAAP purposes, a similar exercise was performed.   It included any estimated cash flows associated with future expenditures needed to develop the properties for sale, including interest payments that will be capitalized as part of the costs of the asset and the undiscounted cash flows expected from the sales of the respective units.

The Company has evaluated all of its developments for impairment and has not identified any instances of impairment among its properties for sale and, consequently, no impairments provisions have been recorded on any of its developments during 2007, 2008 and 2009.   To the extent that the Company identifies any impairment in the future filings, it will fully disclose details of the impairments and write-offs.

Customer Financing, page 38

3.
Please tell us and revise your future filings to disclose the quantity and sale value of contracts cancelled by customers for each period presented in your filing. Please also tell us and revise your future filings to disclose your customers default rate as of each period presented in your filling. To the extent that you experience any default or cancellation trends in certain segments or geographic areas, this should also be disclosed.

The Company would like to first highlight to the Staff that the Company’s (both Gafisa and Tenda) sales contracts are irrevocable under Brazilian law.  That means that a customer does not have a unilateral ability to terminate a contract once it is executed, nor does the customer have an ability to require a refund of amounts previously paid unless the Company agrees. To the extent that a customer is not in compliance with its obligations under a contract, the Company has at its option the ability to either force compliance through the Brazilian courts, or agree to “default” by  the customer.   Should the Company agree to such default, the customer is then charged penalties as defined in the contracts with remaining amounts (if any amounts remain) remitted to the customer.  Penalties charged by Tenda have historically been 20% of amounts paid, while penalties by Gafisa have historically been significantly higher (average about 60% of amounts paid).

The table below provides the number and sales value of contracts terminated by customers for the periods presented:

Mr. Rufus Decker	5	February 14, 2011

Year	2007			2008			2009
Segment	Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands)
Gafisa
Contracted sales	5,145	$	R1,499,588	4,099	$	R1,484,854	4,510	$	R1,637,961
Volume/Sales value of terminations	(324)	$	(R111,301)	(366)	$	(R139,442)	(320)	$	(R127,886)
Percentage	6.3%		7.4%	8.9%		9.4%	7.1%		7.8%
Sales value, net of terminations	4,821	$	R1,388,287	3,733	$	R1,345,412	4,190	$	R1,510,075

Tenda
Contracted sales	-		-	12,348	$	R1,055,892	21,193	$	R1,804,193
Volume/Sales value of terminations	-		-	(5,796)	$	(R462,635)	(5,322)	$	(R443,089)
Percentage	-		-	46.9%		43.8%	25.1%		24.6%
Sales value net of terminations	-		-	6,552	$	R593,257	15,871	$	R1,361,105

Alphaville
Contracted sales	1,314	$	R239,817	1,621	$	R310,343	2,230	$	R402,599
Volume/Sales value of terminations	(15)	$	(R1,500)	(103)	$	(R10,454)	(279)	$	(R25,714)
Percentage	1.1%		0.7%	6.4%		3.4%	12.5%		6.4%
Sales value net of termination	1,299	$	R238,317	1,518	$	R299,889	1,951	$	R376,885

Total sales value net of termination	6,120	$	R1,626,604	11,803	$	R2,238,558	22,012	$	R3,248,065

The above table includes Tenda from the date of its acquisition in October 2008.

The Company will increase disclosure in future filings regarding its contracts’ irrevocable nature, and the penalties (and potential refunds) that would exist to the extent that it did agree termination were to occur.    Those disclosures will be consistent with the facts discussed above.

The Company provides a limited amount of post-construction client financing, although this financing is not available to Tenda clients.  On page 28 of the Form 20-F the Company indicated that its default rate was 4.15% as of January 2010, which represents charge-offs for both these Gafisa financings and also the remainder of the Company’s percentage of completion receivables.  In future filings, Gafisa will disclose such customer default rates for each of the years for which an income statement is presented in the filing to the extent that such information is readily available.

Management of the Company (in consultation with its auditors and its Audit Committee) is currently evaluating the impact that the above default rates and terminations practices have on the Company’s US GAAP percentage of completion revenue recognition process.

Item 5 – Operating and Financial Review and Prospects
Business Segments, page 66

4.
Please revise your discussion of segment operating results to provide investors with more insight into the activities undertaken by each of your segments that drove their results. For example, your current disclosures make reference to generic explanations such as “strong demand” and “a greater number of developments”.

Mr. Rufus Decker	6	February 14, 2011

We believe your discussion could be improved by including a description key metrics used by management in evaluating the performance of your segments (such as number of launches, units sold and average margin per unit sold) and explaining how those metrics affect each segment’s results. For example, we note per page 24 that although the total number of units launched in Rio de Janeiro declined by nearly half in 2009 compared to 2008, the average sales price per unit more than doubled. It is unclear what is causing this trend and which segments were more affected by this trend.

In its future filings, the Company will expand the discussion of segment operating results to provide its investors with more detailed insight into the activities undertaken by each segment in order to clarify the underlying causes affecting the segment trends.   A draft of this proposed expanded discussion is presented below.

Gafisa

Results of Operations - Years ended December 31, 2009 and 2008

The following table compares certain items for the Gafisa segment for the years ended December 31, 2009 and 2008 (in R$ millions):

	2009	2008
Net operating revenue	R$ 1,757.2	R$ 1,214.6
Operating costs	(R$ 1,297.0)	(R$ 847.6)
Gross profit	R$ 460.2	R$ 367.0
Gross margin	26.2%	30.2%
Income from operations	R$ 309.0	R$197.6

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,757.2 million in 2009 compared to R$1,214.6 million in 2008, which represents an increase of 44.7% between years.  The increase in net operating revenues was attributable to the fact that Gafisa recognizes revenue under the percentage of completion basis, and the related increase in volume between years primarily as a result of an increase in units under contract.   Contracted sales represent the value of sales contracts executed during the year.   The Gafisa segment had contracted sales of R$ 1,510.1 million in 2009 compared to R$ 1,345.1 million in 2008.    The increase in contracted sales between years reflects the continued strengthening of the Brazilian economy during 2009 and Gafisa’s ability to contract many of the developments that it previously launched in 2008. Despite this increase in contracted sales, there was a decrease in the number of units launched from 4,949 in 2008 to 3,413 units in 2009.   This decrease reflects Gafisa’s ability to adjust its building to optimally meet unit demand.  At December 31, 2009, Gafisa had 14,500 units under construction compared to 18,733 units under construction at December 31, 2008.  The average price for a Gafisa unit launched during 2009 was R$ 370.5 thousand as compared to an average price per unit of R$ 386.6 thousand in 2008.   The lower average price per unit in the current year was attributable to the desire to clear unsold inventory from the prior year.

Mr. Rufus Decker	7	February 14, 2011

Operating costs

Operating costs for the Gafisa segment were R$1,297.0 million in 2009 compared to R$847.6 million in 2008, which represented an increase of 53.0% between years. This increase was primarily attributable to the greater volume of construction in progress during 2009 as compared to 2008 as discussed above.  Operating costs, as a percentage of net operating revenues, increased to 73.8% in 2009 as compared to 69.8% in 2008, mainly due to an increase in labor costs.   The increase in labor costs was attributable to the continued strengthening of the Brazilian economy and the higher labor cost of completing a unit.  This increase in labor costs resulted in an increase in construction costs payable to third parties.

Gross profit

Gross profit for the Gafisa segment was R$460.2 million or 52.4% of our total gross profit in 2009, compared to R$367.0 million  or 69.8% of our total gross profit for 2008.   The shift from 69.8% of our gross profit in 2008 to 52.4% of our gross profit in 2009 is a result of consolidating our Tenda operations for a full year in 2009 as discussed below.   The increase in gross profit was primarily due to higher net operating revenue, as explained above.  In 2009, gross margin generated from the sale of our Gafisa developments decreased to 26.2% as compared to 30.2% in 2008.  This decrease in gross margin percentages was primarily attributable to higher per unit labor costs as discussed above, and also due to higher per unit interest costs.   These higher per unit interest costs were attributable to higher leverage at Tenda, since most of Tenda’s debt is attributed to project financings.

Income from Operations

Income from operations for the Gafisa segment was R$309.0 million or 81.2% of our total income from operations in 2009, compared to R$197.6 million or 94.1% of our total income from operations for 2008.   The shift from 94.1% of our income from operations in 2008 to 81.2% of our income from operations in 2009 is a result of consolidating our Tenda operations for a full year in 2009 as discussed below.   Income from operations as a percentage of net operating revenues was 17.6% in 2009 as compared to 16.3% in 2008.  The increase between years was attributable to higher average price per square meter that contributed to margins improvement.

Tenda

Results of Operations - Year ended December 31, 2009 and the period from October 21, 2008 through December 31, 2008

The following table compares certain items for the Tenda segment for the year ended December 31, 2009 and the period from October 21, 2008 through December 31, 2008 (in millions):

	2009	2008
Net operating revenue	R$ 988.4	R$ 163.9
Operating costs	(R$ 671.6)	(R$ 111.9)
Gross profit	R$ 316.8	R$ 52.0
Gross margin	32.0%	31.7%
Income (loss) from operations	R$ 86.4	R$ (2.7)

Mr. Rufus Decker	8	February 14, 2011

Net operating revenue

Net operating revenue for the Tenda segment was R$988.4 million in 2009 compared to R$163.9 million in the period from October 21, 2008 to December 31, 2008. This increase was primarily due to the consolidation of Tenda results for the full year in 2009 and also due to the greater recognition of results from sales contracted and developments launched.  The Tenda segment had contracted sales of R$ 1,361.1 million in 2009 compared to R$167.8 million for the period from October 21, 2008 to December 31, 2008,   At December 31, 2009,  Tenda had 26,500 units under construction compared to 11,148 units at December 31, 2008.    The average price for a Tenda unit launched during 2009 was R$ 116.8 as compared to an average price per unit of R$ 84.7 during the 2008 stub period.  The change in the average price per unit in the current year was attributable to the merger of FIT Residencial into Tenda, after Gafisa’s acquisition of Tenda, bringing higher unit price projects to Tenda’s portfolio.

Operating costs

Operating costs for the Tenda segment was R$671.6 million in 2009 compared to R$111.9 million for the period from October 21, 2008 to December 31, 2008 due to the consolidation of Tenda’s results for the full year 2009.

Gross profit

Gross profit for the Tenda segment was R$316.8 million or 36.1% of our total gross profit in the 2009 period, compared to R$52.0 million in the period from October 21, 2008 to December 31, 2008 or 9.9% of our total gross profit for 2008. The increase in gross profit was primarily due to the consolidation of Tenda results for the full year 2009.  Gross margins increased slightly in 2009 from 31.7% in 2008 compared to 32.1% in 2009.    Tenda was able to maintain comparable gross margin percentages despite similar trends in per unit labor costs and per unit interest costs as experienced by our Gafisa segment, primarily through the margins coming from FIT projects that better leverage the operational scale of building execution in the company.

Income from Operations

Income from operations for the Tenda segment was R$86.4 million or 22.7% of our total income from operations in 2009, compared to a loss from operations of R$2.7 million or (1.3)% of our total income from operations for the period from October 21, 2008 through December 31, 2008.  The shift from (1.3)% of our income from operations in 2008 to 22.7% of our income from operations in 2009 is a result of consolidating our Tenda operations for a full year in 2009 as discussed below.   Income from operations as a percentage of net operating revenues was 8.7% in 2009 as compared to (1.6)% in 2008.  The increase  between years was attributable to Gafisa’s effort in reorganizing Tenda’s operational structure and its effects on synergies between the two companies.

Mr. Rufus Decker	9	February 14, 2011

Alphaville

Results of Operations – Years ended December 31, 2009 and 2008

The following table compares certain items in for the Alphaville segment for the year ended December 31, 2009 and 2008 (in millions):

	2009	2008
Net operating revenue	R$ 276.7	R$ 249.6
Operating costs	(R$ 175.1)	(R$167.0)
Gross profit	R$ 101.6	R$ 82.6
Gross margin	36.7%	33.1%
Income from operations	R$ 47.6	R$ 42.2

Net operating revenue

Net operating revenue for the Alphaville segment was R$276.7 million in 2009 compared to R$249.6 million in 2008, which represents an increase of 10.9%. This increase was primarily due to the continued strong demand from Alphaville properties reflected by the increase of contracted sales of R$376.9 million in 2009 compared to R$299.9 million in 2008.   At December 31, 2009, Alphaville had 8,423 units under construction compared to 3,705 units in process at December 31, 2008.  The average price for an Alphaville unit launched during 2009 was R$ 200.2 thousand as compared to an average price per unit of R$ 171.9 thousand in 2008.  The change in the average price per unit in the current year was attributable to an increase in the average price per square meter, supported by market demand.

Operating costs

Operating costs for the Alphaville segment was R$175.1 million in 2009 compared to R$167.0 million in 2008, which represents an increase of 4.8%. This increase was mainly due to the greater volume of construction in progress in 2009 as compared to 2008.

Gross profit

Gross profit for the Alphaville segment was R$101.6 million or 11.6% of our total gross profit in 2009, compared to R$82.6 million  or 15.7% of our total gross profit for 2008.  The increase in gross profit was primarily due to higher gross revenue from a greater number of developments in progress.   In 2009, the gross margin generated from the sale of our developments increased to 36.7% as compared to 33.1% in 2008. This increase in gross margin percentage was due to higher average price per square meter that contributed to higher gross margin, primarily as a result of increased market demand for our products.

Mr. Rufus Decker	10	February 14, 2011

Income from Operations

Income from operations for the Alphaville segment was R$47.6 million or 12.5% of our total income from operations in 2009, compared to R$42.2 million or 20.1% of our total income from operations in 2008.   Income from operations as a percentage of net operating revenues was 17.2% in 2009 as compared to 16.9% in 2008.  The increase  between years was mainly attributable to higher operational margins as discussed above.

Gafisa

Results of Operations – Years ended December 31, 2008 and 2007

The following discussion compares certain items for the Gafisa segment for the years ended December 31, 2008 and 2007:

	2008	2007
Net operating revenue	R$ 1,214.6	R$ 1,004.4
Operating costs	(R$ 847.6)	(R$ 726.3)
Gross profit	R$ 367.0	R$ 278.1
Gross margin	30.2%	27.7%
Income from operations	R$ 197.6	R$ 125.9

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,214.6 million in 2008 compared to R1,004.4 million in 2007, which represents an increase of 20.9% between years. The increase in net operating revenues was attributable to the fact that Gafisa recognizes revenue under the percentage of completion basis, and the related increase in volume between years primarily as a result of an increase in units under contract.   The Gafisa segment had contracted sales of R$ 1,345.1 million in 2008 compared to R$ 1,328.1 million in 2007. Gafisa launched 36 developments in 2008, and also 36 developments in 2007.    During 2008, Gafisa was able to contract a consistent number of units and complete much of the units that it contracted in previous years.  At December 31, 2008, Gafisa had 18,733 units under construction compared to 11,497 units under construction at December 31, 2007.  The average price for a Gafisa unit launched during 2008 was R$ 386.6 thousand as compared to an average price per unit of R$ 289.6 thousand in 2007.   The shift in average price per unit in the current year was attributable to a shift in the type of development produced in 2008, specifically due to higher price per square meter that increased on average 29% in the period, benefiting the revenue.

Operating costs

Operating costs for the Gafisa segment were R$847.6 million in 2008 compared to R$726.3 million in 2007, which represented an increase of 16.7%. This increase was mainly due to the greater volume of construction in progress during 2008 as compared to 2007. Operating costs, as a percentage of net operating revenues, decreased to 69.8% in 2008 compared to 72.3% in 2007, mainly due to a change in mix of the types of developments under construction during 2008.

Gross profit

Gross profit for the Gafisa segment was R$367.0 million or 69.8% of our total gross profit in 2008, compared to R$278.1 million or 82.7% of our total gross profit for 2007. The increase in gross profit was primarily due to higher gross revenue, as explained above. In

Mr. Rufus Decker	11	February 14, 2011

2008, the gross margin generated from the sale of our developments increased to 30.2% as compared to 27.7% in 2007. This increase was due to a shift in the type of developments under construction in 2008 as discussed above.

Income from Operations

Income from operations for the Gafisa segment was R$197.6 million or 94.1% of our total income from operations in 2008, compared to R$125.9 million or 98.3% of our total income from operations in 2007.   Income from operations as a percentage of net operating revenues was 16.3% in 2008 as compared to 12.5% in 2007.   The increase between years was attributable to higher revenues and average price per square meter as described above.

Alphaville

Results of Operations – Years ended December 31, 2008 and 2007

The following discussion compares  certain items for the Alphaville segment for the year ended December 31, 2009 and 2008:

	2008	2007
Net operating revenue	R$ 249.6	R$ 192.7
Operating costs	(R$167.0)	(R$ 136.9)
Gross profit	R$ 82.6	R$ 55.8
Gross margin	33.1%	29.0%
Income from operations	R$ 42.2	R$ 20.6

Net operating revenue

Net operating revenue for the Alphaville segment was R$249.6 million in 2008 compared to R$192.7 million in 2007, which represents an increase of 29.5% between years.   This increase was primarily due to (1) higher volume of contracted sales during 2008, from R$238.3 million in 2007 to R$299.9 million in 2008, and also related to the increase of development launches from six in 2007 (with a development value of R$237.4 million)  to 11 in 2008 (with a development value of R$312.5 million); and (2) recognition of results from sales contracted in prior periods and geographic expansion.   At December 31, 2008, Alphaville had 3,705 units under construction compared to 4,602 units in December 31, 2007. The average price for an Alphaville unit launched during 2008 was R$ 171.9 as compared to an average price per unit of R$ 159.4 in 2007.    The change in the average price per unit in the current year was attributable to lower average size and average price of the units being built.

Operating costs

Operating costs for the Alphaville segment was R$167.0 million in 2008 compared to R$136.9 million in 2007, which represents an increase of 22.0%. This increase was mainly due to the greater volume of construction in progress in 2008 as compared to 2007.

Gross profit

Gross profit for the Alphaville segment was R$82.6 million or 15.7% of our total gross profit in 2008, compared to R$55.8 million or 16.6% of our total gross profit for 2007. The increase in gross profit was primarily due to higher gross revenue from the greater number of

Mr. Rufus Decker	12	February 14, 2011

development launches in 2008, which also had a higher gross margin of 33.1% in 2008 compared to 29.0% in 2007.    The increase between years in gross margin percentages per unit sold was primarily attributable to better margins per project, reflecting the sequentially improvement of the company’s performance after Gafisa’s acquisition.

Income from Operations

Income from operations for the Alphaville segment was R$42.2 million or 20.1% of our total income from operations in 2008, compared to R$20.6 million or 16.1% of our total income from operations in 2007   Income from operations as a percentage of net operating revenues was 16.9% in 2008 as compared to 10.7% in 2007.   The increase between years was mainly attributable to better operating margins, as described above.

FIT

Results of Operations - Period from January 1, 2008 to October 21, 2008 and year ended December 31, 2007

The following table compares certain items for the FIT segment for the period from January 1, 2008 to October 21, 2008 and for the year ended December 31, 2007 (in millions):

	2008		2007
Net operating revenue	$R 78.5		$R 7.2
Operating costs	$(R 60.1)		$(R 4.9)
Gross profit	$R 18.4		$R 2.3
Gross margin	23.4%		32.0%
Loss from operations	$R	(18.9)	$R	(14.5)

Net operating revenue

Net operating revenue for the FIT segment was R$78.5 million in the period from January 1, 2008 to October 21, 2008 compared to R$7.2 million in 2007, an increase of R$71.3 million. This increase was primarily due to the start-up of FIT operations in March 2007. FIT segment’s contracted sales increased from R$47.1 million in 2007 to R$394.1 million in 2008. Developments launched in the FIT segment also increased from ten development with a sale value of R$263.4 million in 2008 to 16 developments with a sales value of R$496.1 million in 2008.

Operating costs

Operating costs for the FIT segment was R$60.1 million in the period from January 1, 2008 to October 21, 2008 compared to R$4.9 million in 2007. This increase was mainly due to the start-up of FIT’s operations in March 2007.

Gross profit

Gross profit for the FIT segment was R$18.4 million or 3.5% of our total gross profit in the 2008 period, compared to R$2.3 million or 0.7% of our total gross profit for 2007. The increase in gross profit was primarily due to the start-up of FlT’s operations in March 2007 and gross revenue from the sale of units related to developments launched at the end of 2007 and in 2008, for which construction was initiated in 2008.   Gross margin percentages were

Mr. Rufus Decker	13	February 14, 2011

23.4% in the 2008 stub period compared to 32.0% in 2007.   The change in gross margin percentages was due to operational leverage of the company that was created in 2007.

Loss from Operations

Loss from operations for the FIT’s segment was R$18.9 million in 2008, compared to a loss from operations of R$14.5 million in 2007. Loss from operations as a percentage of net operating revenues was (24.1)% in the 2008 stub period as compared to (201.4)% in 2007.  The increase of loss from operations between years was attributable to the start up of FIT in 2007, when the company recognized lower revenue as described above.

Bairro Novo

Years ended December 31, 2008 and 2007

Net operating revenue

Net operating revenue for the Bairro Novo segment was R$33.9 million in 2008. There was no revenue recognized for 2007, since Bairro Novo Cotia was launched in November 2007.

Operating costs

Operating costs for the Bairro Novo segment was R$27.7 million in 2008. There was no operating cost in 2007.

Gross profit

Gross profit for the Bairro Novo segment was R$6.1 million or 1.2% of our total gross profit in 2008.

We have not provided a comparative analysis for Tenda for the years ended December 31, 2007 and 2008 because our business combination occurred on October 21, 2008. In addition, the usefulness of the comparative analysis for the Bairro Novo segment is limited since Bairro Novo Cotia was launched in November 2007.

Liquidity and Capital Resources
Operating Activities, page 70

5.
Please revise your liquidity discussion to provide a more comprehensive explanation of the reasons for fluctuations in your balance sheet. For example, you indicate that the decrease of R$136 million in net cash used in operating activities was due to the net result of the reduction in inventory and the increase of accounts receivables. However, you neither separately quantified the extent to which these accounts affected your operating cash flows nor did you explain the underlying reasons for these fluctuations from 2008 to 2009. Please refer to item 5 of Form 20-F.

The Company will revise in future filing the discussion reasons for fluctuations in its balance sheet.  This discussion will be centered on sources and uses of cash from its statement of cash flows.    Presented below is proposed disclosure:

Operating activities

Mr. Rufus Decker	14	February 14, 2011

Net cash used in operating activities totaled R$676.6 million in 2009 as compared to R$812.5 million in 2008.     The R$676.6 was primarily composed of  (1) a continued increase in receivables from clients, totaling R$1,657,128 in 2009, which was primarily attributable to the continued year-on-year growth of the Company’s operations, related projects under development and thus the increase of the percentage of completion receivable; (2) proceeds from the reduction of properties for sale of R$280.5 million attributable to an increased selling effort to clear unsold units from inventory arising in the prior year; and (3) offset by less significant increases and decreases in other operating asset and liability captions.

Investment activities

Net cash used in investment activities, including the acquisition of property, equipment and new investments, was R$15.4 million and R$78.3 million in 2009 and 2008 respectively. Our expenditure in 2009 was mainly related to the investment of R$45.1 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$23.2 million, investments in information technology equipment and software, which totaled R$4.9 million, in office facilities, which totaled R$7.6 million and the SAP implementation, which totaled R$5.0 million. We also had a reduction in restricted cash due to guaranteed financing of R$29.7 million.

Financing activities

Net cash provided by financing activities in 2009 totaled R$1,540.4 million, an increase of R$68.9%, compared to the net cash provided by financing activities in 2008 of R$911.8 million. The cash provided in 2009 was mainly attributable to: (1) issuance of debentures and other debt totaling R$2,259.7 million; (2) amortization of loans in the amount of R$861.0 million; and (3) securitization transactions in the amount of R$110.6 million. We also paid R$26.1 million in dividends and R$35.5 million of obligation to venture partners. We sold shares held in treasury in the amount of R$82.0 million.

Audited Consolidated Financial Statements

Note 25 – Supplemental Information – Summary of Principal Difference Between Brazilian GAAP and USGAAP

(c) US GAAP supplemental information, page F-82

6.	Please tell us how you considered FASB ASC 280-10-50 in determining not to provide a U.S. GAAP segment footnote

The Company's Chief Operating Decision Maker (“CODM”) has historically assessed segment information based on Brazilian GAAP, as described in Note 22 "Segment

Mr. Rufus Decker	15	February 14, 2011

Information" on pages F-61 through F-63.   The CODM has not historically separately assessed segment information based on US GAAP.

Management has reviewed the specific disclosures made in Note 22 and those required under FASB ASC 280-10-50, and has observed the following:

ASC 280.10.50.22 requirement	Observation

Revenues from external customers	Net operating revenues are disclosed, all of which are from external customers

Revenues from transactions with other operating segments	N/A

Interest revenues	To be disclosed in future filings to the extent material

Interest expense	To be disclosed in future filings as a component of the Brazilian GAAP segment note

Depreciation, depletion and amortization expense	To be disclosed in future filings as a component of the Brazilian GAAP segment note

Unusual items as described in paragraph 225-20-45-16	N/A

Equity in the net income of investees accounted for by the equity method.	To be disclosed in future filings as a component of the Brazilian GAAP segment note

Income tax expense or benefit	To be disclosed in future filings as a component of the Brazilian GAAP segment note

Extraordinary items	N/A

Significant noncash items other than depreciation , depletion and amortization expense	N/A

In future filings, management will update its Note 22 segment disclosures to include the items identified above.   A draft of that updated disclosure is below:

	2009
	Gafisa S.A. (i)	Tenda	Alphaville	Total
Net operating revenue	1,757,195	988,444	276,707	3,022,346
Operating costs	(1,297,036)	(671,629)	(175,097)	(2,143,762)

Gross profit	460,159	316,815	101,610	878,584

Gross margin - %	26.2	32.1	36.7	29.1

Depreciation and amortization	(19,455)	(13,874)	(841)	(34,170)
Amortization of gain on partial sale for FIT Residential	169,394	-	-	169,394
Financial expenses	(161,748)	(35,679)	(12,967)	(210,394)
Financial income	92,946	32,042	4,578	129,566
Tax expenses	(65,509)	(21,929)	(7,968)	(95,406)

Net income for the year	151,104	38,670	23,766	213,540

Receivables from clients (current and non-current)	2,338,464	1,203,001	235,181	3,776,646

Mr. Rufus Decker	16	February 14, 2011

	2009
	Gafisa S.A. (i)	Tenda	Alphaville	Total
Properties for sale (current and non-current)	1,114,339	478,520	155,598	1,748,457
Other assets	1,366,999	695,357	100,864	2,163,220

Total assets	4,819,802	2,376,878	491,643	7,688,323

(d) US GAAP condensed consolidated financial information, page F-88

7.	Please tell us how you consider paragraph (c)(2)(iii) of Item 17 to Form 20-F in determining not to provide a U.S. GAAP statement of cash flows for the periods presented.

The Company has historically not presented a separate statement of cash flows under US GAAP as it believed that its primary Brazilian GAAP statement of cash flows complied with International Accounting Standard No. 7 (IAS 7), and thus met the requirements of the instructions to Form 20-F.

However upon consideration of the Staff’s comment, the Company acknowledges that the Brazilian GAAP statement of cash flow was not fully in compliance with IAS 7.

In future filings, management will (i) provide statements of cash flow in compliance with IAS 7 under its primary GAAP presentation, (ii) update its Note 25 supplemental disclosures pursuant to Item 18 to include a statement of cash flow prepared in accordance with SFAS 95 and (iii) update its Note 25 US Supplemental disclosures  pursuant to Item 18 to reclassify financial instruments in its supplemental condensed consolidated balance sheet totaling R$1,005.9 million, R$337.1 million and R$287.9 million at December 31, 2009, 2008 and 2007 from Cash and Cash Equivalents to Marketable Securities to the extent such supplemental information is presented.

8.
It appears that you consider investments funds and securities purchased under agreements to resell to be cash equivalents for U.S. GAAP purposes. Please confirm and if true, please tell us how you considered the specific features of these instruments in determining that they met the definition of cash equivalents under FASB ASC 305-10-20. Please also tell us how you considered the fact that for tax purposes, your investments funds are treated as long-term investments funds.

The Company confirms that the securities purchased under agreements to resell qualify as cash equivalents as they are both readily convertible to cash and have original purchased maturities of three months or less.

Upon further evaluation of the underlying financial instruments held by the consolidated investment funds included as “cash equivalents” in the historical consolidated balance sheets, and open fund and other investments in Bank Certificates Deposits, the Company has determined that financial instruments totaling R$1,005.9 million, R$337.1 million and R$287.9 million at December 31, 2009, 2008 and 2007, respectively, do not meet the cash equivalents definition.  Accordingly, the Company intends to adjust 2009 and 2008 in the next Form 20-F to retrospectively account for these financial instruments as marketable securities rather than as cash equivalents,

Mr. Rufus Decker	17	February 14, 2011

and to adjust its consolidated balance sheets, statements of cash flows, and related note disclosures accordingly.

According to Brazilian tax laws, a regressive income tax rate structure is applied to earnings generated from financial instruments held for longer terms. The underlying maturity dates of financial instruments will be further evaluated for purpose of classifying amounts as either short-term marketable securities or long-term marketable securities when the revisions to the Company’s consolidated financial statements are made as discussed above.

(iii) Additional information – income taxes, page F-91

9.	Please revise your future filings to provide the disclosures required by paragraphs 1-14 of FASB ASC 740-10-50.

Management has evaluated the disclosures required by paragraphs 1-14 of FASB ASC 740.10.50 in comparison to items disclosed both in the notes as follows:

Disclosure required by paragraphs 1-14 of FASB ASC 740.10.50:	Commentary
50-1 This Section provides guidance on the financial statement disclosure requirements relating to income taxes applicable to all entities.	Noted. No additional disclosures are deemed necessary based on this specific paragraph.

50-2 The components of the net deferred tax liability or asset recognized in an entity's statement of financial position shall be disclosed as follows:

a.  The total of all deferred tax liabilities measured in paragraph 740-10-30-5(b)

b.  The total of all deferred tax assets measured in paragraph 740-10-30-5(c) through (d)

c.  The total valuation allowance recognized for deferred tax assets determined in paragraph 740-10-30-5(e).

The net change during the year in the total valuation allowance also shall be disclosed.

Noted.   No additional disclosures are deemed necessary based on this specific paragraph.  Specifically:

(a) & (b) >> Deferred tax assets and liabilities under Brazil GAAP are disclosed under Note 16 (Page F-52).

(c) >> As mentioned on F-53, Gafisa has not recorded deferred tax assets on certain tax loss carry-forwards for  Brazilian GAAP that do not have a history of taxable income.  Under US GAAP, these amounts should be presented in the table of deferred tax assets with a related valuation allowance (ASC 740-10-30-5(e)).   The Company will update future filings for this disclosure.

The change in valuation allowance for NOL’s is presented on F-91.

50-3 An entity shall disclose both of the following: a. The amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes b. Any portion of the valuation
Noted.   No additional disclosures are deemed necessary based on this specific paragraph.  Specifically:

(a) >>  NOL’s are not subject to expiration, although limited to a usage of 30% of taxable income per year as disclosed in Note 16 on page F-51.

Mr. Rufus Decker	18	February 14, 2011

Disclosure required by paragraphs 1-14 of FASB ASC 740.10.50:	Commentary
allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other noncurrent intangible assets of an acquired entity or directly to contributed capital (see paragraph 740-20-45-11 and paragraph 30 of FASB Statement 109, Accounting for Income Taxes, before that Statement's amendment by FASB Statement 141 (revised 2007)).	(b) >> N/A.

50-4 In the event that a change in an entity's tax status becomes effective after year-end in Year 2 but before the financial statements for Year 1 are issued or are available to be issued (as discussed in Section 855-10-25), the entity's financial statements for Year 1 shall disclose the change in the entity's tax status for Year 2 and the effects of that change, if material.
Noted. No additional disclosure are deemed necessary based on this specific paragraph as the matter is N/A.

50-5 An entity’s temporary difference and carryforward information requires additional disclosure. The additional disclosure differs for public and nonpublic entities.	Noted.

50-6 A public entity shall disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets (before allocation of valuation allowances).
Noted. No additional disclosures are deemed necessary based on this specific paragraph. Specifically, deferred tax assets and liabilities are disclosed in Note 16 (page F-52).

50-7 See paragraph 740-10-50-16 for disclosure requirements applicable to a public entity that is not subject to income taxes.	Noted. No additional disclosure are deemed necessary based on this specific paragraph as the matter is N/A.

50-8 A nonpublic entity shall disclose the types of significant temporary differences and carryforwards but may omit disclosure of the tax effects of each type.	Noted. No additional disclosure are deemed necessary based on this specific paragraph as the matter is N/A.

50-9 The significant components of income tax expense attributable to	Noted. No additional disclosures are deemed necessary based on this specific paragraph. Specifically:

Mr. Rufus Decker	19	February 14, 2011

Disclosure required by paragraphs 1-14 of FASB ASC 740.10.50:	Commentary
continuing operations for each year presented shall be disclosed in the financial statements or notes thereto. Those components would include, for example:

a.  Current tax expense (or benefit)

b.  Deferred tax expense (or benefit) (exclusive of the effects of other components listed below)

c.  Investment tax credits

d.  Government grants (to the extent recognized as a reduction of income tax expense)

e.  The benefits of operating loss carryforwards

f.  Tax expense that results from allocating certain tax benefits either directly to contributed capital or to reduce goodwill or other noncurrent intangible assets of an acquired entity

g.  Adjustments of a deferred tax liability or asset for enacted changes in tax laws or rates or a change in the tax status of the entity

h.  Adjustments of the beginning-of-the-year balance of a valuation allowance because of a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years.

(a) & (b)  >> current and deferred tax expenses are presented on the face of the Company’s consolidated  statement of income.

(e) the benefits from the usage of net operating loss carry-forwards is disclosed in Note 16 (page F-52).

The Company has determined that no additional disclosure would be required under paragraphs (c), (d), (f), (g) and (h) as the related matters are N/A.

50-10 The amount of income tax expense (or benefit) allocated to continuing operations and the amounts separately allocated to other items (in accordance with the intraperiod tax allocation provisions of paragraphs 740-20-45-2 through 45-14 and 852-740-45-3) shall be disclosed for each year for which those items are presented.
All amounts related to continuing operations. The Company believes that no further disclosure is required.

50-11 The reported amount of income tax expense may differ from an expected	Noted.

Mr. Rufus Decker	20	February 14, 2011

Disclosure required by paragraphs 1-14 of FASB ASC 740.10.50:	Commentary
amount based on statutory rates. The following guidance establishes the disclosure requirements for such situations and differs for public and nonpublic entities.

50-12 A public entity shall disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. The statutory tax rates shall be the regular tax rates if there are alternative tax systems. The estimated amount and the nature of each significant reconciling item shall be disclosed.
Noted. No additional disclosures are deemed necessary. Specifically, refer to Note 16 on page F-53 where an income tax rate reconciliation is presented.

50-13 A nonpublic entity shall disclose the nature of significant reconciling items but may omit a numerical reconciliation.	Noted. No additional disclosures are deemed necessary as the matter is N/A.

50-14 If not otherwise evident from the disclosures required by this Section, all entities shall disclose the nature and effect of any other significant matters affecting comparability of information for all periods presented.
Noted. No additional disclosures are deemed necessary as the matter is N/A.

*   *   *   *   *   *

Mr. Rufus Decker	21	February 14, 2011

Please do not hesitate to contact the undersigned at 55-11-3025-9191 or Manuel Garciadiaz of Davis Polk & Wardwell LLP at 212-450-6095 with any questions.

As requested, Gafisa acknowledges the following:

Gafisa is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Gafisa comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gafisa may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Gafisa would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience.

Sincerely yours,

/s/ Alceu Duilio Calciolari

Alceu Duilio Calciolari
Chief Financial Officer and Investor Relations Officer
Gafisa S.A.

cc:	Manuel Garciadiaz, Esq. (Davis Polk & Wardwell LLP) Daniel Gomes Maranhão Junior (Ernst & Young Terco Auditores Indep. Soc. Simples)